UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statement on Form S-8 (No. 333-160246) of CSR plc filed on June 26, 2009, the Registration Statement on Form S-8 (No. 333-162255) of the Registrant filed on October 1, 2009 and in subsequently filed Registration Statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next annual report on Form 20-F.

This Form 6-K includes a Form S-8 conformed version of the financial information included in the Registrant’s earnings release entitled CSR plc Unaudited Results for the First Quarter Ended 1 April 2011 and also furnished on Form 6-K (the “Earnings Release”). This Form S-8 conformed version of the financial information was prepared solely for purposes of updating the Registration Statements referred to above and does not supersede the financial information for such periods as contained in the Earnings Release.

Information furnished on this form:
Form S-8 conformed version of the Registrant’s earnings release entitled CSR plc Unaudited Results for the First Quarter Ended 1 April 2011.

Cautionary Note Regarding Forward Looking Statements
This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the proposed merger with Zoran Corporation (the ‘Proposed Merger’), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the Proposed Merger, and (iii) the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Proposed Merger.

These forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate, including the current beliefs and expectations of the management of Zoran and CSR with respect to the Proposed Merger, and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s ability to control or estimate precisely and include, without limitation: the possibility that the Proposed Merger does not close when expected or at all; the ability to realize the expected synergies from the Proposed Merger in the timeframe anticipated; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for CSR’s products and the products of the combined company following completion of the Proposed Merger; the ability of CSR to develop and market products integrating CSR’s and Zoran’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR and Zoran; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR and, following completion of the Proposed Merger, the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption ‘Risk Factors’ and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s annual report on Form 20-F and Zoran’s and CSR’s other filings with the SEC. CSR cannot give any assurance that such forward-looking statements will prove to have been correct.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

 EXHIBITS

Exhibit No.	Description
1.1	Form S-8 conformed version of the Registrant’s earnings release entitled CSR plc Unaudited Results for the First Quarter Ended 1 April 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Condensed consolidated income statement

	Q1 2011	Q4 2010	Q1 2010	2010
	$’000	$’000	$’000	$’000
Revenue	163,876	184,801	173,026	800,608
Cost of sales	(84,960)	(96,272)	(93,805)	(424,030)

Gross profit	78,916	88,529	79,221	376,578
Research and development	(52,737)	(51,781)	(46,763)	(199,927)
Selling, general and administrative	(29,452)	(94,841)	(27,515)	(182,904)

Operating (loss) profit	(3,273)	(58,093)	4,943	(6,253)
Investment income	180	170	157	812
Finance income (expense)	236	(421)	(747)	(264)

(Loss) profit before tax	(2,857)	(58,344)	4,353	(5,705)

Tax	876	31,011	(1,086)	22,331

(Loss) profit for the period	(1,981)	(27,333)	3,267	16,626

(Loss) earnings per share	$	$	$	$
Basic	(0.01)	(0.16)	0.02	0.09
Diluted	(0.01)	(0.16)	0.02	0.09
Weighted Average Number of Shares	172,387,300	175,189,724	178,076,517	178,074,862
Diluted Weighted Average Number of Shares*	175,360,161	177,391,558	183,597,146	181,033,874
*Share options are only treated as dilutive where the result after taxation is a profit.

Condensed consolidated statement of comprehensive income

	Q1 2011	Q4 2010	Q1 2010	2010
	$’000	$’000	$’000	$’000
(Loss) profit for the period	(1,981)	(27,333)	3,267	16,626
Other comprehensive income
Gain(loss) on cash flow hedges	4,059	(1,252)	(5,813)	(3,108)
Net tax on cash flow hedges in equity	(1,055)	351	1,628	870
Transferred to income statement in respect of cash flow hedges	(593)	279	(1,209)	726
Tax on items transferred from equity	154	(74)	339	(199)

Total comprehensive income (loss) for the period	584	(28,029)	(1,788)	14,915

Condensed consolidated balance sheet

	1 April 2011	31 December 2010	2 April 2010
	$’000	$’000	$’000
Non-current assets
Goodwill	224,651	224,651	221,451
Other intangible assets	46,979	36,070	43,361
Property, plant and equipment	28,972	28,354	37,002
Investments	1,000	1,000	-
Deferred tax asset	28,291	28,116	6,276
	329,893	318,191	308,090
Current assets
Inventory	95,378	85,306	85,165
Derivative financial instruments	4,876	1,870	466
Trade and other receivables	109,961	105,887	109,563
Corporation tax debtor	7,928	6,728	6,193
Treasury deposits and investments	229,787	267,833	268,996
Cash and cash equivalents	170,983	172,315	139,140
	618,913	639,939	609,523

Total assets	948,806	958,130	917,613

Current liabilities
Trade and other payables	156,343	125,223	124,291
Current tax liabilities	3,200	2,852	414
Contingent consideration	1,580	-	-
Obligations under finance leases	127	51	308
Derivative financial instruments	-	899	4,113
Provisions	5,417	5,602	4,753
	166,667	134,627	133,879
Net current assets	452,246	505,312	475,644

Non-current liabilities
Long term accruals	58,414	45,694	-
Contingent consideration	-	1,567	-
Long-term provisions	1,728	1,483	2,353
Obligations under finance leases	127	195	-
	60,269	48,939	2,353

Total liabilities	226,936	183,566	136,232

Net assets	721,870	774,564	781,381

Equity
Share capital	323	322	320
Share premium account	369,773	368,615	366,771
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Employee Benefit Trust Reserve	(36,586)	(39,064)	(40,224)
Treasury shares	(68,490)	(37,487)	-
Hedging reserve	4,589	1,123	(3,517)
Share based payment reserve	60,959	58,038	51,539
Tax reserve	40,817	41,641	37,624
Retained earnings	287,961	318,852	306,344

Total equity	721,870	774,564	781,381

No. of Shares outstanding	173,019,190	184,953,312	183,522,603

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Treasury shares	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564
Loss for the period	-	-	-	-	-	-	-	-	-	(1,981)	(1,981)
Other comprehensive income(loss) for the period	-	-	-	-	-	-	3,466	-	(901)	-	2,565

Total comprehensive income (loss) for the period	-	-	-	-	-	-	3,466	-	(901)	(1,981)	584
Share issues	1	1,158	-	-	-	-	-	-	-	-	1,159
Shares issued from Employee Benefit Trust	-	-	-	-	2,478	-	-	-	-	(2,306)	172
Purchase of Treasury Shares	-	-	-	-	-	(31,003)	-	-	-	-	(31,003)
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	-	2,921	-	-	2,921
Share buyback liability	-	-	-	-	-	-	-	-	-	(26,604)	(26,604)
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	-	77	-	77

At 1 April 2011	323	369,773	950	61,574	(36,586)	(68,490)	4,589	60,959	40,817	287,961	721,870

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Treasury shares	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	318	363,032	950	61,574	(40,224)	-	3,505	48,446	33,433	303,077	774,111
Profit for the period	-	-	-	-	-	-	-	-		16,626	16,626
Other comprehensive (loss) income for the period	-	-	-	-	-	-	(2,382)	-	671	-	(1,711)

Total comprehensive (loss) income for the period	-	-	-	-	-	-	(2,382)	-	671	16,626	14,915
Share issues	4	5,583	-	-	-	-	-	-	-	-	5,587
Shares issued from Employee Benefit Trust	-	-	-	-	1,160	-	-	-	-	(851)	309
Purchase of Treasury Shares	-	-	-	-	-	(37,487)	-	-	-	-	(37,487)
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	-	9,592	-	-	9,592
Effective rate adjustment	-	-	-	-	-	-	-	-	(12)	-	(12)
Current tax benefit relating to prior years taken directly to equity on share option gains	-	-	-	-	-	-	-	-	7,367	-	7,367
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	-	182	-	182

At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564

Condensed consolidated cash flow statement

	Q1 2011	Q4 2010	Q1 2010	2010
	$’000	$’000	$’000	$’000

Net cash from operating activities	(10,301)	10,516	(2,713)	77,907

Investing activities
Interest received	89	176	171	790
Purchase of treasury deposits	(48,280)	(176,414)	(215,949)	(728,990)
Sales of treasury deposits	86,475	151,118	188,716	703,560
Purchases of property, plant and equipment	(5,670)	(1,893)	(1,592)	(7,750)
Purchases of intangible assets	(648)	(1,056)	(3,274)	(6,771)
Acquisition of subsidiaries	-	-	-	(1,902)
Purchase of investment	-	-	-	(1,000)

Net cash from (used in) investing activities	31,966	(28,069)	(31,928)	(42,063)

Financing activities
Repayments of obligations under finance leases	-	(318)	-	(318)
Repayment of borrowings	-	-	-	(2,041)
Proceeds on issue of shares	1,024	745	3,643	5,661
Proceeds on issue of shares from Employee Benefit trust	228	187	-	225
Purchase of treasury shares	(25,186)	(25,461)	-	(37,487)

Net cash (used in) from financing activities	(23,934)	(24,847)	3,643	(33,960)

Net (decrease) /increase in cash and cash equivalents	(2,269)	(42,400)	(30,998)	1,884

Cash and cash equivalents at beginning of period	172,315	214,952	170,601	170,601

Effect of foreign exchange rate changes	937	(237)	(463)	(170)

Cash and cash equivalents at end of period	170,983	172,315	139,140	172,315

Notes

1.	Basis of preparation and accounting policies

The financial information in this statement has been prepared under the same accounting policies as the annual financial statements for the 52 weeks ended 31 December 2010.

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 31 December 2010 on 8 February 2011. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006.

Annual financial statements for the 52 weeks ended 31 December 2010 are available on CSR’s website at www.csr.com. The auditors’ reports on the accounts for the 52 weeks ended 31 December 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Certain information and footnote disclosure, normally included in the financial statements prepared in accordance with IFRS as issued by the IASB, have been condensed or omitted. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These statements do not contain sufficient information to constitute an interim financial report as defined in IAS 34, Interim Financial Reporting.

The financial information for the quarter Q1 2011, Q4 2010 and Q1 2010 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2011	13 weeks	1 January 2011 to 1 April 2011
Q4 2010	13 weeks	4 October 2010 to 31 December 2010
Q1 2010	13 weeks	4 January 2010 to 2 April 2010
2010	52 weeks	2 January 2010 to 31 December 2010

2.	Changes in share capital

In Q1 2011 175,563 new ordinary shares were issued for employee option exercises. Consideration was $1,159,000 at a premium of $1,158,000.  In addition, 356,961 ordinary shares were issued from the Employee Benefit Trust in Q1 2011 to satisfy employee option exercises.

During Q1 2011, CSR plc purchased 5,096,000 ordinary shares, all of which were held in treasury at 1 April 2011.

3.	Reconciliation of net (loss)profit to net cash from operating activities

	Q1 2011	Q4 2010	Q1 2010	2010
	$’000	$’000	$’000	$’000

Net (loss)profit	(1,981)	(27,333)	3,267	16,626
Adjustments for:
Investment income	(180)	(170)	(157)	(812)
Finance (income)costs	(236)	421	747	264
Income tax (credit)expense	(876)	(31,011)	1,086	(22,331)
Amortisation of intangible assets	4,893	4,777	4,431	18,054
Depreciation of property, plant and equipment	4,478	5,586	5,097	20,091
Loss on disposal of property, plant and equipment and intangible fixed assets	-	172	16	414
Share option charges	2,921	1,602	3,093	9,592
Increase(decrease) in provisions	60	3,832	(742)	2,227

Operating cash flows before movements in working capital	9,079	(42,124)	16,838	44,125

(Increase)decrease in inventories	(10,072)	6,299	(12,820)	(12,961)
(Increase)decrease in receivables	(3,747)	6,999	(10,303)	(6,678)
(Decrease)increase in payables	(4,938)	39,619	4,064	46,093

Cash (used) generated by operations	(9,678)	10,793	(2,221)	70,579

Foreign tax paid	(503)	(218)	(375)	(1,127)
UK Corporation tax received	-	-	-	8,691
Interest paid	(120)	(190)	(117)	(662)
Grant income received	-	131	-	131
R&D tax credit received	-	-	-	295

Net cash (outflow) inflow from operating activities	(10,301)	10,516	(2,713)	77,907